UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cree Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

225447101

(CUSIP number)

Donna M. Cochener

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, Washington 98101

(206) 757-8271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 225447101	Page 2 of 11 Pages

(1)	Names of reporting persons Kevin Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 4,526,000 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 6,200,000 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 6,200,000 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.3% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, 80,000 shares, currently exercisable call options to purchase 1,000,000 shares at $80 per share and a currently exercisable call option to purchase 1,400,000 shares at $60 per share. As of December 31, 2011, the K&M Douglas Trust also held call options to purchase up to 600,000 shares at a price of $80 per share and call options to purchase up to 1,200,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 66,000 shares, currently exercisable call options to purchase up to 825,000 shares at $80 per share and currently exercisable call options to purchase up to 1,155,000 shares at $60 per share. As of December 31, 2011, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 495,000 shares at a price of $80 per share and call options to purchase up to 990,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(2)	Kevin Douglas has dispositive power with respect to 20,000 shares, currently exercisable call options to purchase up to 250,000 shares at $80 per share and currently exercisable call options to purchase up to 350,000 shares at a price of $60 per share held by James E. Douglas III ;and 34,000 shares, currently exercisable call options to purchase up to 425,000 shares at $80 per share and currently exercisable call options to purchase up to 595,000 shares at $60 per share held by the Douglas Family Trust in addition to the shares held by the K&M Douglas Trust and by the James Douglas and Jean Douglas Irrevocable Descendants’ Trust. As of December 31, 2011, James E. Douglas III also held call options to purchase up to 150,000 shares at a price of $80 per share and call options to purchase up to 300,000 shares at a price of $100 per share, and the Douglas Family Trust also held call options to purchase up to 255,000 shares at a price of $80 per share and call options to purchase up to 510,000 shares at a price of $100 per share, and all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(3)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2012.

SCHEDULE 13G

CUSIP No. 225447101	Page 3 of 11 Pages

(1)	Names of reporting persons Michelle Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 4,526,000 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 4,526,000 (1)
(9)	Aggregate amount beneficially owned by each reporting person 4,526,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.9% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, 80,000 shares, currently exercisable call options to purchase 1,000,000 shares at $80 per share and a currently exercisable call option to purchase 1,400,000 shares at $60 per share. As of December 31, 2011, the K&M Douglas Trust also held call options to purchase up to 600,000 shares at a price of $80 per share and call options to purchase up to 1,200,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 66,000 shares, currently exercisable call options to purchase up to 825,000 shares at $80 per share and currently exercisable call options to purchase up to 1,155,000 shares at $60 per share. As of December 31, 2011, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 495,000 shares at a price of $80 per share and call options to purchase up to 990,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(2)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the SEC on January 19, 2012.

SCHEDULE 13G

CUSIP No. 225447101	Page 4 of 11 Pages

(1)	Names of reporting persons James E. Douglas, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 620,000 (1)
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 620,000 (1)(2)
(9)	Aggregate amount beneficially owned by each reporting person 620,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.5% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Includes 20,000 shares, currently exercisable call options to purchase up to 250,000 shares at $80 per share and currently exercisable call options to purchase up to 350,000 shares at a price of $60 per share held by James E. Douglas III. As of December 31, 2011, James E. Douglas III also held call options to purchase up to 150,000 shares at a price of $80 per share and call options to purchase up to 300,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(2)	Kevin Douglas has dispositive power with respect to the securities held by James E. Douglas III.

(3)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the SEC on January 19, 2012.

SCHEDULE 13G

CUSIP No. 225447101	Page 5 of 11 Pages

(1)	Names of reporting persons K&M Douglas Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 2,480,000 (2)
(7) Sole dispositive power -0-
(8) Shared dispositive power 2,480,000 (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,480,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.1% (3)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, 80,000 shares, currently exercisable call options to purchase 1,000,000 shares at $80 per share and a currently exercisable call option to purchase 1,400,000 shares at $60 per share. As of December 31, 2011, the K&M Douglas Trust also held call options to purchase up to 600,000 shares at a price of $80 per share and call options to purchase up to 1,200,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(3)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the SEC on January 19, 2012.

SCHEDULE 13G

CUSIP No. 225447101	Page 6 of 11 Pages

(1)	Names of reporting persons Douglas Family Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,054,000
(6) Shared voting power -0-
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,054,000 (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,054,000 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.9% (3)
(12)	Type of reporting person (see instructions) OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Includes 34,000 shares, currently exercisable call options to purchase up to 425,000 shares at $80 per share and currently exercisable call options to purchase up to 595,000 shares at $60 per share. As of December 31, 2011, the Douglas Family Trust also held call options to purchase up to 255,000 shares at a price of $80 per share and call options to purchase up to 510,000 shares at a price of $100 per share, and all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(3)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the SEC on January 19, 2012.

SCHEDULE 13G

CUSIP No. 225447101	Page 7 of 11 Pages

(1)	Names of reporting persons James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,046,000
(6) Shared voting power -0-
(7) Sole dispositive power 2,046,000
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 2,046,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.8% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Includes 66,000 shares, currently exercisable call options to purchase up to 825,000 shares at $80 per share and currently exercisable call options to purchase up to 1,155,000 shares at $60 per share. As of December 31, 2011, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust also held call options to purchase up to 495,000 shares at a price of $80 per share and call options to purchase up to 990,000 shares at a price of $100 per share, all of which expired unexercised on January 21, 2012 and are therefore not included in the table above.

(3)	Based on 116,099,017 shares of the Issuer’s common stock outstanding as of January 11, 2012 as reported on the Issuer’s Form 10-Q for the quarter ended December 25, 2011 filed with the SEC on January 19, 2012.

Page 8 of 11 Pages

Item 1.

(a)	Name of Issuer:

Cree Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4600 Silicon Drive
Durham, NC 27703

Item 2.

(1)(a)	NAME OF PERSONS FILING:

Kevin Douglas
Michelle Douglas
James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00125 per share

(e)	CUSIP NUMBER:

225447101

(2)(a)	NAME OF PERSONS FILING:

K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

225447101

Page 9 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Page 10 of 11 Pages

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	* Kevin Douglas
KEVIN DOUGLAS

Date: February 14, 2012	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 14, 2012	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: February 14, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: February 14, 2012	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: February 14, 2012	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2012	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 14, 2012	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Davis-Wheatman
Eileen Davis-Wheatman Attorney-in-fact